July 26, 2013

Mara L. Ransom

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Asbury Automotive Group, Inc.
Registration Statement on Form S-4
Filed June 21, 2013
File No. 333-189531

Dear Ms. Ransom:

We have reviewed the comments in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated July 18, 2013 (referred to as the “Comment Letter”) regarding Asbury Automotive Group, Inc.’s (“we” or the “Company”) Registration Statement on Form S-4 filed with the SEC on June 21, 2013 (as revised and filed with the SEC concurrently with the filing of this letter, the “Registration Statement”). Our responses are set forth below. For your convenience, we have included the text of your comments in bold prior to our related responses. Terms used but not defined herein have the respective meanings ascribed thereto in the Registration Statement.

General

1. It does not appear that you have filed financial statements for each of the guarantors providing guarantees in your registration statement. Please revise accordingly, or tell us how you believe you have complied with the requirements of Rule 3-10 of Regulations S-X.

As described in more detail below, the Company is not required to file separate financial statements for each subsidiary guarantor as a result of its compliance with the provisions of Section (f) of Rule 3-10 of Regulation S-X.

As disclosed by the Company, the Company is a holding company with no material independent assets or operations. Immediately prior to the issuance of the original notes, the Company had, among other indebtedness, outstanding (i) $200.0 million aggregate principal amount of 8.375% senior subordinated notes due 2020 (the “existing 2020 notes”) and (ii) $143.2 million aggregate principal amount of 7.625% senior subordinated notes due 2017 (the “2017 notes”). Also as previously disclosed by the Company and for all relevant periods, the existing 2020 notes and the 2017 notes are, and have been, guaranteed on a joint and several, full and unconditional basis, by all or substantially all of the Company’s subsidiaries.

As disclosed by the Company in the Registration Statement, the original notes are, and the exchange notes will be, also guaranteed by all of the Company’s existing and future subsidiaries, in each case subject to certain exceptions. These guarantees are, and will be, full and unconditional, and joint and several. From time to time, including at June 30, 2013, the Company may have certain subsidiaries that have no material independent assets or operations, and which are not required to be guarantors of any of the relevant notes, in accordance with the terms of the applicable indentures governing such notes. Under the terms of such indentures, any such subsidiaries would be required to be added as guarantors thereunder if and when any of such subsidiaries acquired material assets or operations.

All of the Company’s subsidiaries are, and at all relevant times have been, 100% directly or indirectly owned by the Company, which is the parent company issuer of the relevant notes. In accordance with Note 1 to paragraph (f) of Rule 3-10 of Regulation S-X, in lieu of the condensed consolidating financial information required by paragraph (f)(4) thereof, the Company has included the following disclosure in its financial statements as of and for the period ended June 30, 2013 (filed as a part of the Company’s quarterly report on Form 10-Q for the period ended June 30, 2013, filed with the SEC on July 24, 2013), specifically within Note 5, “Long-Term Debt”:

Asbury Automotive Group, Inc. is a holding company with no material independent assets or operations. For all periods presented, our 8.375% Notes and our 7.625% senior subordinated notes due 2017 have been fully and unconditionally guaranteed, on a joint and several basis, by substantially all of our subsidiaries. Any subsidiaries which have not guaranteed such notes are “minor” (as defined in Rule3-10(h) of Regulation S-X). As of June 30, 2013, there were no significant restrictions on the ability of our subsidiaries to distribute cash to us or our guarantor subsidiaries.

As previously disclosed to the Staff, there are no restrictions on the ability of the Company’s subsidiaries to distribute cash to the Company or the guarantor subsidiaries. The Company undertakes to include language similar to the above in future filings with the Commission to the extent applicable to the Company, or to otherwise comply with the provisions of Rule 3-10(f) of Regulation S-X, for as long as such regulation is applicable to the Company and its securities.

Prospectus cover page

2. Please include the guarantees on the prospectus cover page. See Item 501(b)(2) of Regulation S-K.

We have revised the Registration Statement to include the guarantees on the prospectus cover page.

3. We note you have included broker-dealer representations in the fourth paragraph on page ii. Please disclose these required representations from broker-dealers on the prospectus cover page.

We have revised the Registration Statement to include the required representations from broker-dealers on the prospectus cover page.

The Exchange Offer, page 19

Expiration Date; Extensions; Termination; Amendments, page 19

4. As currently presented, the offer could be open for less than 20 full business days due to the 9:00 a.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Release No. 34-16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Exchange Act Rule 14d-1(g)(3).

We confirm that that offer will remain open through at least midnight on the twentieth business day thereof.

Terms and Conditions Contained in the Letter of Transmittal, page 22

5. We note that you have included the following transferor representation on page 5 of your letter of transmittal: “I have not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to engage in, a distribution of any Exchange Notes issued to me.” Please include this representation under this section heading on page 22 of your prospectus.

We have revised the Registration Statement to include the above referenced representation in the appropriate section of the prospectus.

In connection with our above response, Asbury Automotive Group, Inc. acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in the filings referenced in the Comment Letter; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the such filings; and (c) it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please address any questions you may have to me at (770) 418-8246 or via email at gvillasana@asburyauto.com.

Respectfully,

/s/ George Villasana
George Villasana Vice President, General Counsel and Secretary

cc:	Craig T. Monaghan, Chief Executive Officer, President and Director
Scott J. Krenz, Senior Vice President and Chief Financial Officer
Eugene S. Katz, Director and Chairman of the Audit Committee
Michael J. Sawicki, Controller and Chief Accounting Officer
Beau Bradley, Ernst & Young LLP
Joel May, Jones Day